                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-106272

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 25, 2003

                                                           Prospectus Supplement
                                             (To Prospectus Dated June 30, 2003)



CITIGROUP GLOBAL MARKETS HOLDINGS INC.

INDEX LEVERAGED STOCKMARKET RETURN SECURITIES (INDEX LASERS(SM))

BASED UPON THE NASDAQ-100 INDEX(R)
DUE                   , 2004

$10.00 PER INDEX LASERS

-        We will not make any payments on the Index LASERS prior to maturity.

- The maturity payment on the Index LASERS will be based on the value of the Nasdaq-100 Index during the term of the Index LASERS, and may be greater than, equal to or less than your initial investment.

- If the ending value of the Nasdaq-100 Index is greater than its starting value, your participation in the index's percentage appreciation will be increased by approximately 500% to 600%. However, if the ending value of the Nasdaq-100 Index exceeds its starting value by approximately 5% to 6% or more, your maturity payment will be capped at approximately 125% to 136% of the principal amount of the Index LASERS.

- If the ending value of the Nasdaq-100 Index is less than its starting value and the Nasdaq-100 Index decreases by approximately 20% to 25% or more at any time during the term of the Index LASERS, your participation in the index's percentage decrease will be approximately doubled. As a result, your maturity payment will be zero if the ending value of the Nasdaq-100 Index is less than or equal to approximately 50% of its starting value.

- In all other circumstances, the maturity payment will equal the $10 principal amount per Index LASERS.

- The Index LASERS are being offered only to investors whose accounts have been approved for options trading. An investment in the Index LASERS should be viewed as speculative and you should only purchase the Index LASERS if you are willing and able to bear the loss of your entire investment.

     INVESTING IN THE INDEX LASERS INVOLVES A NUMBER OF RISKS. SEE "RISK FACTORS RELATING TO THE INDEX LASERS" BEGINNING ON PAGE S-9.

     "Nasdaq-100 Index(R)," "Nasdaq-100(R)," and "Nasdaq(R)" are trademarks of The Nasdaq Stock Market, Inc. and have been licensed for use by Citigroup Global Markets Inc. The Index LASERS have not been passed on by The Nasdaq Stock Market, Inc. as to their legality or suitability. The Index LASERS are not issued, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. and The Nasdaq Stock Market, Inc. makes no warranties and bears no liability with respect to the Index LASERS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Index LASERS or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     The Index LASERS are not deposits or savings accounts but are unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.


                                               Per Index LASERS        Total
PUBLIC OFFERING PRICE                           $10.00                  $
UNDERWRITING DISCOUNT                           $                       $
PROCEEDS TO CITIGROUP GLOBAL MARKETS            $                       $
HOLDINGS INC. (BEFORE EXPENSES)




     The underwriter expects to deliver the Index LASERS to purchasers on or
about      , 2003.

     This preliminary prospectus supplement supersedes the preliminary prospectus supplement dated July 8, 2003.

       , 2003                     (CITIGROUP LOGO)

                                     SUMMARY

         This summary includes questions and answers that highlight selected information from the accompanying prospectus and this prospectus supplement to help you understand the Index LASERS based upon the Nasdaq-100 Index. You should carefully read this entire prospectus supplement and the accompanying prospectus to fully understand the terms of the Index LASERS, certain information regarding how the Nasdaq-100 Index is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Index LASERS. You should, in particular, carefully review the section entitled "Risk Factors Relating to the Index LASERS", which highlights a number of risks, to determine whether an investment in the Index LASERS is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

SELECTED PURCHASE CONSIDERATIONS

- ENHANCED CAPPED APPRECIATION - If the ending value of the Nasdaq-100 Index exceeds its starting value by less than approximately 5% to 6%, your participation in the index's appreciation will be increased by the upside participation rate of approximately 500% to 600%. If the ending value of the Nasdaq-100 Index exceeds its starting value by approximately 5% to 6% or more, your maturity payment will be capped at approximately 125% to 136% of the principal amount of the Index LASERS.

- THE NASDAQ-100 INDEX - The Index LASERS are based upon the Nasdaq-100 Index, which is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on The Nasdaq National Market tier of The Nasdaq Stock Market.

SELECTED RISK CONSIDERATIONS

         An investment in the Index LASERS involves significant risks. These risks are explained in more detail in the "Risk Factors Relating to the Index LASERS" section of this prospectus supplement. Some are summarized here.

- IF THE NASDAQ-100 INDEX DECLINES, YOUR INVESTMENT IN THE INDEX LASERS MAY RESULT IN A LOSS GREATER THAN THE LOSS YOU WOULD INCUR FROM AN INVESTMENT IN AN INSTRUMENT DIRECTLY LINKED TO THE NASDAQ-100 INDEX - If the ending value of the Nasdaq-100 Index is less than the starting value of the Nasdaq-100 Index and the value of the Nasdaq-100 Index on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business
         day before maturity is less than or equal to       (approximately 75%
         to 80% of the starting value of the Nasdaq-100 Index), your return on the Index LASERS will be less than the return you would receive from an investment in an instrument directly linked to the Nasdaq-100 Index because the downside participate rate will increase your participation in the index's depreciation by approximately 200%. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the Index LASERS.

         Because the downside participation rate is expected to be approximately 200%, the maturity payment you receive will be zero if the ending value of the Nasdaq-100 Index is less than or equal to approximately 50% of its starting value. Because of the downside participation rate, an investment in the Index LASERS should be viewed as speculative and you should purchase the Index LASERS only if you are willing and able to bear the loss of your entire investment.

-        THE APPRECIATION OF YOUR INVESTMENT IN THE INDEX LASERS WILL BE CAPPED
         - The appreciation cap, together with the upside participation rate, will limit the portion of any appreciation in the value of the Nasdaq-100 Index in which you will share to approximately 25% to 36% of the principal amount of the Index LASERS. If the ending value of the Nasdaq-100 Index exceeds its starting value by approximately 25% to 36% or more, the appreciation on an investment in the Index LASERS will be less than the appreciation on an investment in the underlying stocks of the Nasdaq-100 Index or a similar security that was directly linked to the Nasdaq-100 Index but was not subject to an appreciation cap.

- YOU MAY NOT BE ABLE TO SELL YOUR INDEX LASERS IF AN ACTIVE TRADING MARKET FOR THE INDEX LASERS DOES NOT DEVELOP - We will apply to have the Index LASERS quoted on the Nasdaq National Market under the symbol "LNDX," but we do not expect the Index LASERS to be approved for quotation on the Nasdaq National Market at the time the Index LASERS are issued. In addition the secondary market may not be liquid and may not continue for the term of the Index LASERS. Although Citigroup Global Markets Inc. intends to make a market in the Index LASERS, it is not obligated to do so.

- THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR INDEX LASERS PRIOR TO MATURITY MAY BE SUBSTANTIALLY LESS THAN THE AMOUNT YOU ORIGINALLY INVEST - Due to changes in the prices of and the dividend yields on the stocks underlying the Nasdaq-100 Index, interest rates, the earnings performance of the issuers of the stocks underlying the Nasdaq-100 Index, other economic conditions and Citigroup Global Markets Holdings' perceived creditworthiness, the Index LASERS may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your Index LASERS prior to maturity.

- YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS OF INTEREST - You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS.

                           SUMMARY INFORMATION -- Q&A

WHAT ARE THE INDEX LASERS?

     The Index LASERS are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The Index LASERS will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets
Holdings. The Index LASERS mature on        , 2004 and do not provide for
earlier redemption by you or by us.

     Each Index LASERS represents a principal amount of $10. You may transfer the Index LASERS only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Index LASERS in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Index LASERS by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section "Description of the Index
LASERS -- Book-Entry System" in this prospectus supplement and the section "Book-Entry Procedures and Settlement" in the accompanying prospectus.

WILL I RECEIVE INTEREST ON THE INDEX LASERS?

     We will not make any periodic payments of interest on the Index LASERS or any other payments on the Index LASERS until maturity.

WHAT WILL I RECEIVE AT MATURITY OF THE INDEX LASERS?

     At maturity, you will receive an amount in cash equal to $10 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $10 principal amount per Index LASERS and could be zero.

HOW WILL THE INDEX RETURN AMOUNT BE CALCULATED?

     The index return amount will be based on the index return of the Nasdaq-100 Index. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                       ---------------------------------
                                 Starting Value

provided that the index return will not in any circumstances be greater than a cap which is expected to be approximately 5% to 6%. The cap will be determined on the date the Index LASERS are priced for initial sale to the public.

     How the index return amount is calculated will depend on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

      The upside participation rate is expected to be approximately 500% to 600%. The upside participation rate will be determined on the date the Index LASERS are priced for initial sale to the public. Because the index return is capped at approximately 5% to 6%, the index return amount cannot exceed approximately $2.50 to $3.60 and the maturity payment cannot exceed approximately $12.50 to $13.60 per Index LASERS.

     - IF THE INDEX RETURN IS NEGATIVE and

        - the value of the Nasdaq-100 Index on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is
          less than or equal to           (approximately 75% to 80% of the
          starting value of the Nasdaq-100 Index), then the index return amount will equal the product of:

                    $10 * Downside Participation Rate * Index Return

          In this case, the index return amount will be negative and the maturity payment will be less than $10 per Index LASERS. The downside participation rate is expected to be approximately 200%. The downside participation rate will be determined on the date the Index LASERS are priced for initial sale to the public.

          Because the downside participation rate is expected to be approximately 200%, the maturity payment you receive will be zero if the ending value of the Nasdaq-100 Index is less than or equal to approximately 50% of its starting value. Because of the downside participation rate, an investment in the Index LASERS should be viewed as speculative and you should purchase the Index LASERS only if you are willing and able to bear the loss of your entire investment.

        - the value of the index on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is not
          less than or equal to        (approximately 75% to 80% of the starting
          value of the Nasdaq-100 Index), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Nasdaq-100 Index over the term of the Index LASERS), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     The starting value will equal the closing value of the Nasdaq-100 Index on the date the Index LASERS are priced for initial sale to the public. We will disclose the starting value to you in the final prospectus supplement delivered to you in connection with the sale of the Index LASERS.

     The ending value will be the closing value of the Nasdaq-100 Index on the third index business day before the maturity date.

     For more specific information about the "index return amount," the "index return," the determination of an "index business day" and the effect of a market disruption event on the determination of the index return amount and the index return, please see "Description of the Index LASERS -- Index Return Amount" in this prospectus supplement.

     The amount payable to you at maturity is dependent upon the performance of the Nasdaq-100 Index during the period after the date the Index LASERS are priced for initial sale to the public up to and including the date on which the ending value is determined.

     - If the Nasdaq-100 Index increases by more than approximately 25% to 36% during this period, you will participate in only the first approximately 25% to 36% of the increase. The appreciation cap will limit the index return to approximately 5% to 6% and, together with the upside participation rate of approximately 500% to 600%, will limit your participation in the index's appreciation to approximately 25% to 36% of the principal amount of the Index LASERS. For increases in the value of the index of more than approximately 25% to 36%, therefore, the Index LASERS provide less appreciation than an investment in an instrument directly linked to the index.

     - If the Nasdaq-100 Index increases by between approximately 5% to 6% and approximately 25% to 36% during this period, the appreciation on an investment in the Index LASERS will be approximately 25% to 36%. The index return will, because of the appreciation cap, be approximately 5% to 6% and the upside participation rate of approximately 500% to 600% will increase your participation in the index's appreciation to approximately 25% to 36% of the principal amount of the Index LASERS. For increases in the value of the index equal to or greater than approximately 5% to 6% and less than approximately 25% to 36%, therefore, the Index LASERS provide more appreciation than an investment in an instrument directly linked to the index.

     - If the Nasdaq-100 Index increases by less than approximately 5% to 6% during this period, the index return will equal the percentage appreciation in the index, and the upside participation rate of approximately 500% to 600% will increase your participation in the index's appreciation. For increases in the value of the index of less than approximately 5% to 6%, therefore, the Index LASERS provide approximately five to six times the appreciation of an investment in an instrument directly linked to the index.

     - If the ending value of the Nasdaq-100 Index is less than its starting value and the Nasdaq-100 Index does not decrease by approximately 20% to 25% from its starting value on any index business day during this period, the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     - If the ending value of the Nasdaq-100 Index is less than its starting value and the Nasdaq-100 Index decreases by approximately 20% to 25% or more from its starting value on any index business day during this period, the index return amount will be negative and will equal the product of $10, the percentage decrease in the index and the downside participation rate of approximately 200%. Under these circumstances, the Index LASERS result in approximately twice the depreciation of an investment in an instrument directly linked to the index.

       Because the downside participation rate is expected to be approximately 200%, the maturity payment you receive will be zero if the ending value of the Nasdaq-100 Index is less than or equal to approximately 50% of its starting value. Because of the downside participation rate, an investment in the Index LASERS should be viewed as speculative and you should purchase the Index LASERS only if you are willing and able to bear the loss of your entire investment.

IS THERE A POSSIBILITY OF LOSS OF CAPITAL?

     If the ending value of the Nasdaq-100 Index is less than its starting value and the Nasdaq-100 Index decreases by approximately 20% to 25% or more from its starting value on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity, at maturity you will receive less than the original principal amount of the Index LASERS. Due to the downside participation rate of approximately 200%, your investment in the Index LASERS will result in a loss greater than the loss you would incur from an investment in an instrument directly linked to the Nasdaq-100 Index. Because of the downside participation rate, the maturity payment you receive will be zero if the ending value of the Nasdaq-100 Index is less than or equal to approximately 50% of its starting value. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the Index LASERS. Even if the ending value of the Nasdaq-100 Index is greater than its starting value, the total yield on the Index LASERS may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity. You should refer to "Risk Factors -- The Yield on the Index LASERS May Be Lower Than the Return on a Standard Debt Security of Comparable Maturity."

WHERE CAN I FIND EXAMPLES OF HYPOTHETICAL MATURITY PAYMENTS?

     For a table setting forth hypothetical maturity payments, see "Description of the Index LASERS -- Maturity Payment -- Hypothetical Examples."

WHO PUBLISHES THE NASDAQ-100 INDEX AND WHAT DOES IT MEASURE?

     The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on The Nasdaq National Market tier of The Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups. As of May 31, 2003, the major industry groups covered in the Nasdaq-100 Index (listed according to their respective capitalization in the Nasdaq-100 Index) were as follows: computer and office equipment (29.26%), computer software/services (27.72%), telecommunications (13.23%), biotechnology (11.69%), retail/wholesale trade (7.78%), health care (4.22%), services (3.14%), manufacturing (1.97%) and transportation (0.99%). The identity and capitalization weightings of the five largest companies represented in the Nasdaq-100 Index as of May 31, 2003 were as follows: Microsoft Corporation (9.79%), Intel Corporation (5.16%), Cisco Systems, Inc. (4.47%), Amgen Inc. (4.21%) and QUALCOMM Incorporated (3.45%). Current information regarding the market value of the Nasdaq-100 Index is available from The Nasdaq Stock Market, Inc. as well as numerous market information services. The Nasdaq-100 Index share weights of the component securities, or underlying stocks, of the Nasdaq-100 Index at any time are based upon the total shares outstanding in each of the 100 securities in the Nasdaq-100 Index and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the underlying stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each underlying stock's influence on the value of the Nasdaq-100 Index is directly proportional to the value of its Nasdaq-100 Index share weight. At any moment in time, the value of the Nasdaq-100 Index equals the aggregate value of the then current Nasdaq-100 Index share weights of each of the component 100 underlying stocks multiplied by each such security's respective last sale price on The Nasdaq Stock Market, and divided by a scaling factor (the "divisor") which becomes the basis for the reported Nasdaq-100 Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index reporting purposes.

     Please note that an investment in the Index LASERS does not entitle you to any ownership or other interest in the stocks of the companies included in the Nasdaq-100 Index.

HOW HAS THE NASDAQ-100 INDEX PERFORMED HISTORICALLY?

     We have provided a table showing the closing values of the Nasdaq-100 Index on the last index business day of each month from January 1998 to June 2003 and a graph showing the closing values of the Nasdaq-100 Index on the last index business day of each month from June 1985 through June 2003. You can find these tables and the graph in the section "Description of the Nasdaq-100
Index -- Historical Data on the Nasdaq-100 Index" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Nasdaq-100 Index in various economic environments; however, past performance is not necessarily indicative of how the Nasdaq-100 Index will perform in the future. You should refer to the section "Risk Factors Relating to the Index LASERS -- The Historical Performance of the Nasdaq-100 Index Is Not an Indication of the Future Performance of the Nasdaq-100 Index" in this prospectus supplement.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE INDEX LASERS?

     In purchasing an Index LASERS, you agree with Citigroup Global Markets Holdings that you and Citigroup Global Markets Holdings intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Nasdaq-100 Index at maturity. Under such treatment, upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Index LASERS. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the Index LASERS at that time. Gain or loss on the sale, redemption or other disposition of the Index LASERS generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity. Due to the absence of authority as to the proper characterization of the Index LASERS, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section "Certain United States Federal Income Tax Considerations" in this prospectus supplement for more information.

WILL THE INDEX LASERS BE LISTED ON A STOCK EXCHANGE?

     We will apply to have the Index LASERS quoted on the Nasdaq National Market under the symbol "LNDX," but we do not expect the Index LASERS to be approved for quotation on the Nasdaq National Market at the time the Index LASERS are issued. Citigroup Global Markets Inc. currently intends, but is not obligated, to make an over-the-counter market in the Index LASERS until the Index LASERS have been approved for quotation on the Nasdaq National Market. We cannot assure you if or when the Index LASERS will be approved for quotation on the Nasdaq National Market. You should be aware that even if the Index LASERS are approved for quotation on the Nasdaq National Market, that quotation will not necessarily ensure that a liquid trading market will be available for the Index LASERS.

WHAT IS THE ROLE OF CITIGROUP GLOBAL MARKETS HOLDINGS' SUBSIDIARY, CITIGROUP GLOBAL MARKETS INC.?

     Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Index LASERS. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Index LASERS to create a secondary market for holders of the Index LASERS, and may engage in other activities described in the section "Underwriting" in this prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the Index LASERS. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the Index LASERS.

CAN YOU TELL ME MORE ABOUT CITIGROUP GLOBAL MARKETS HOLDINGS?

     Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. On April 7, 2003, Citigroup Global Markets Holdings filed a Restated Certificate of Incorporation in the State of New York changing its name from Salomon Smith Barney Holdings Inc. to Citigroup Global Markets Holdings Inc. Citigroup Global Markets Holdings is a subsidiary of Citigroup Inc., a diversified financial services holding company.

     Citigroup Global Markets Holdings' ratios of earnings to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 1998 are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                     THREE MONTHS ENDED   -------------------------------------
                                       MARCH 31, 2003     2002    2001    2000    1999    1998
                                     ------------------   -----   -----   -----   -----   -----
Ratio of earnings to fixed
  charges..........................        1.74x          1.44x   1.34x   1.32x   1.46x   1.11x

DOES ERISA IMPOSE ANY LIMITATIONS ON PURCHASES OF THE INDEX LASERS?

     Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws ("ERISA-Type Plans") will not be permitted to purchase or hold the Index LASERS. Employee benefit plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the Index LASERS. However, such plans will be deemed to have represented that their purchase, acquisition, holding and disposition of the Index LASERS and the transactions contemplated by this prospectus supplement do not and will not constitute a prohibited transaction under Section 4975 of the Internal Revenue Code.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the Index LASERS are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Index LASERS" in this prospectus supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-4346), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2002, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and (iii) Current Reports on Form 8-K filed on January 22, 2003, April 7, 2003, April 14, 2003, April 28, 2003, April 30, 2003, June 2, 2003, June 30, 2003, July 14, 2003 and July 15, 2003.

     You should refer to "Prospectus Summary -- Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the world wide web on the internet at http://www.sec.gov.

                   RISK FACTORS RELATING TO THE INDEX LASERS

     Because the terms of the Index LASERS differ from those of conventional debt securities in that the maturity payment will be based on the value of the Nasdaq-100 Index after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before the maturity date, an investment in the Index LASERS entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Nasdaq-100 Index and other events that are difficult to predict and beyond our control.

IF THE NASDAQ-100 INDEX DECLINES, YOUR INVESTMENT IN THE INDEX LASERS MAY RESULT IN A LOSS GREATER THAN THE LOSS YOU WOULD INCUR FROM AN INVESTMENT IN AN INSTRUMENT DIRECTLY LINKED TO THE NASDAQ-100 INDEX

     The amount of the maturity payment will depend on the value of the Nasdaq-100 Index after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your Index LASERS. If the ending value of the Nasdaq-100 Index is less than the starting value of the Nasdaq-100 Index and the value of the Nasdaq-100 Index on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index
business day) is less than or equal to       (approximately 75% to 80% of the
starting value of the Nasdaq-100 Index), the amount you receive at maturity for each Index LASERS will be less than the $10 you pay for each Index LASERS, and could be zero, in which case your investment in the Index LASERS will result in a loss. This will be true even if the value of the Nasdaq-100 Index at any point during the term of the Index LASERS exceeds the starting value of the Nasdaq-100 Index. The loss from your investment in the Index LASERS in this case will be greater than the loss you would incur from an investment in an instrument directly linked to the NASDAQ-100 Index because the downside participation rate will increase your participation in the index's depreciation by approximately 200%. In addition, because the downside participation rate is expected to be approximately 200%, the maturity payment you receive will be zero if the ending value of the Nasdaq-100 Index is less than or equal to approximately 50% of its starting value. Because of the downside participation rate, an investment in the Index LASERS should be viewed as speculative and you should purchase the Index LASERS only if you are willing and able to bear the loss of your entire investment.

THE APPRECIATION OF YOUR INVESTMENT IN THE INDEX LASERS WILL BE CAPPED

     As a result of the appreciation cap of approximately 5% to 6%, the Index LASERS may provide less opportunity for appreciation than an investment in an instrument directly linked to the Nasdaq-100 Index. The appreciation cap of approximately 5% to 6%, together with the upside participation rate, will operate to limit the portion of any appreciation in the value of the Nasdaq-100 Index in which you will share to approximately 25% to 36% of the principal amount of the Index LASERS. If the ending value of the Nasdaq-100 Index exceeds its starting value by more than approximately 25% to 36%, the appreciation on an investment in the Index LASERS will be less than the appreciation on an investment in the underlying stocks of the Nasdaq-100 Index or an investment in an instrument that was directly linked to the Nasdaq-100 Index but was not subject to an appreciation cap.

THE YIELD ON THE INDEX LASERS MAY BE LOWER THAN THE RETURN ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

     The Index LASERS do not pay any interest. As a result, if the ending value
of the Nasdaq-100 Index is less than                , the yield on the Index
LASERS will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS OF INTEREST

     You will not receive any periodic payments of interest or any other periodic payments on the Index LASERS.

THE HISTORICAL PERFORMANCE OF THE NASDAQ-100 INDEX IS NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE NASDAQ-100 INDEX

     The historical performance of the Nasdaq-100 Index, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the Nasdaq-100 Index. While the trading prices of the underlying stocks of the Nasdaq-100 Index will determine the value of the index, it is impossible to predict whether the value of the index will fall or rise. Trading prices of the underlying stocks of the Nasdaq-100 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock.

YOUR RETURN ON THE INDEX LASERS WILL NOT REFLECT THE RETURN YOU WOULD REALIZE IF YOU ACTUALLY OWNED THE STOCKS UNDERLYING THE NASDAQ-100 INDEX

     Your return on the Index LASERS will not reflect the return you would realize if you actually owned the stocks underlying the Nasdaq-100 Index because Nasdaq calculates the Nasdaq-100 Index by reference to the prices of the stocks comprising the Nasdaq-100 Index without taking into consideration the value of any dividends paid on those stocks.

THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR INDEX LASERS PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS AND MAY BE SUBSTANTIALLY LESS THAN YOU ORIGINALLY INVEST

     We believe that the value of your Index LASERS in the secondary market will be affected by the supply of and demand for the Index LASERS, the value of the Nasdaq-100 Index and a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The price at which you will be able to sell your Index LASERS prior to maturity may be substantially less than the amount you originally invest if, at such time, the value of the Nasdaq-100 Index is less than, equal to or not sufficiently above the value of the Nasdaq-100 Index on the date the Index LASERS are priced for initial sale to the public. The following paragraphs describe what we expect to be the impact on the market value of the Index LASERS of a change in a specific factor, assuming all other conditions remain constant.

     Value of the Nasdaq-100 Index. We expect that the market value of the Index LASERS will likely depend substantially on the relationship between the value of the Nasdaq-100 Index on the date the Index LASERS are priced for initial sale to the public and the future value of the Nasdaq-100 Index. However, changes in the value of the Nasdaq-100 Index may not always be reflected, in full or in part, in the market value of the Index LASERS. If you choose to sell your Index LASERS when the value of the Nasdaq-100 Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value of the Nasdaq-100 Index because of expectations that the Nasdaq-100 Index will continue to fluctuate between that time and the time when the ending value of the Nasdaq-100 Index is determined. In addition, significant increases in the value of the Nasdaq-100 Index may not be reflected in the trading price of the Index LASERS as a result of the appreciation cap. If you choose to sell your Index LASERS when the value of the Nasdaq-100 Index is below the value of the index on the date the Index LASERS are priced for initial sale to the public, you may receive less than your original investment.

     Volatility of the Nasdaq-100 Index. Volatility is the term used to describe the size and frequency of market fluctuations. Generally, if the volatility of the Nasdaq-100 Index increases, the trading value of the Index LASERS may be reduced.

     Events involving the companies comprising the Nasdaq-100 Index. General economic conditions and earnings results of the companies whose common stocks comprise the Nasdaq-100 Index and real or anticipated changes in those conditions or results may affect the market value of the Index LASERS. In addition, if the dividend yields on those stocks increase, the value of the Index LASERS may be adversely affected because the Nasdaq-100 Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, the value of the Index LASERS may be favorably affected.

     Interest rates. We expect that the market value of the Index LASERS will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the value of the Index LASERS may decrease, and if U.S. interest rates decrease, the value of the Index LASERS may increase. Interest rates may also affect the economy and, in turn, the value of the Nasdaq-100 Index, which (for the reasons discussed above) would affect the value of the Index LASERS.

     Citigroup Global Markets Holdings' credit ratings, financial condition and results. Actual or anticipated changes in our credit ratings, financial condition or results may affect the value of the Index LASERS.

     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the value of the Index LASERS attributable to another factor, such as an increase in the value of the Nasdaq-100 Index.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Index LASERS of a given change in most of the factors listed above will be less if it occurs later in the term of the Index LASERS than if it occurs earlier in the term of the Index LASERS.

YOU MAY NOT BE ABLE TO SELL YOUR INDEX LASERS IF AN ACTIVE TRADING MARKET FOR THE INDEX LASERS DOES NOT DEVELOP

     There is currently no secondary market for the Index LASERS. Citigroup Global Markets Inc. currently intends, but is not obligated, to make an over-the-counter market in the Index LASERS until the Index LASERS have been approved for quotation on the Nasdaq National Market. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Index LASERS. We will apply to have the Index LASERS quoted on the Nasdaq National Market under the symbol "LNDX," but we do not expect the Index LASERS to be approved for quotation on the Nasdaq National Market at the time the Index LASERS are issued. We cannot assure you if or when the Index LASERS will be approved for quotation on the Nasdaq National Market. If the Index LASERS are not approved for quotation on the Nasdaq National Market or if the secondary market for the Index LASERS is otherwise limited, there may be few buyers should you choose to sell your Index LASERS prior to maturity and this may reduce the price you receive.

CITIGROUP GLOBAL MARKETS INC., AN AFFILIATE OF CITIGROUP GLOBAL MARKETS HOLDINGS, IS THE CALCULATION AGENT, WHICH COULD RESULT IN A CONFLICT OF INTEREST

     Because Citigroup Global Markets Inc., which is acting as the calculation agent for the Index LASERS, is an affiliate of ours, potential conflicts of interest may exist between the calculation agent and you, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you.

THE MARKET VALUE OF THE INDEX LASERS MAY BE AFFECTED BY PURCHASES AND SALES OF THE STOCKS UNDERLYING THE NASDAQ-100 INDEX OR DERIVATIVE INSTRUMENTS RELATED TO THE INDEX BY AFFILIATES OF CITIGROUP GLOBAL MARKETS HOLDINGS

     Citigroup Global Markets Holdings' affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Nasdaq-100 Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Nasdaq-100 Index and therefore the market value of the Index LASERS.

     Citigroup Global Markets Inc. or an affiliate may enter into a swap agreement with one of Citigroup Global Markets Holdings' other affiliates in connection with the sale of the Index LASERS and may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE INDEX LASERS ARE UNCERTAIN

     No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Index LASERS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations" in this prospectus supplement.

                        DESCRIPTION OF THE INDEX LASERS

     The description in this prospectus supplement of the particular terms of the Index LeverAged StockmarkEt Return Securities (Index LASERS(SM)) Based Upon
the Nasdaq-100 Index Due        , 2004 supplements, and to the extent
inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

GENERAL

     The Index LeverAged StockmarkEt Return Securities Based Upon the Nasdaq-100 Index (the "Index LASERS(SM)") are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. The aggregate principal amount of the Index LASERS issued will be $
(     Index LASERS). The Index LASERS will mature on           , 2004, will
constitute part of the senior debt of Citigroup Global Markets Holdings and will rank pari passu with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Index LASERS will be issued only in fully registered form and in denominations of $10 per Index LASERS and integral multiples thereof.

     The payment you receive at maturity on the Index LASERS will depend on the value of the Nasdaq-100 Index after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity.

     If the ending value of the Nasdaq-100 Index is greater than its starting value, the payment you receive at maturity will be greater than your investment in the Index LASERS. If the ending value of the Nasdaq-100 Index exceeds its starting value by approximately 5% to 6% or less, the appreciation on an investment in the Index LASERS will be approximately five to six times the return on an instrument directly linked to the Nasdaq-100 Index because of the upside appreciation rate of approximately 500% to 600%. However, because the appreciation cap, together with the upside appreciation rate, limits the maximum index return amount you can receive at maturity to approximately 25% to 36% of the principal amount of the Index LASERS, in no circumstances will the payment you receive at maturity be more than approximately $12.50 to $13.60 per Index LASERS.

     If the ending value of the Nasdaq-100 Index is less than the starting value of the Nasdaq-100 Index and the value of the Nasdaq-100 Index on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the closing of trading on any index business day) is less than or equal to (approximately 75% to 80% of the starting value of the Nasdaq-100 Index), the payment you receive at maturity will equal the difference between $10 and the product of $10, the percentage decrease of the index from its starting value and the downside participation rate, in which case you will receive less than your investment in the Index LASERS and your loss on the Index LASERS will be greater than the loss on an investment in an instrument directly linked to the Nasdaq-100 Index. In addition, because the downside participation rate is expected to be approximately 200%, the maturity payment you receive will be zero if the ending value of the Nasdaq-100 Index is less than or equal to approximately 50% of its starting value. Because of the downside participation rate, an investment in the Index LASERS should be viewed as speculative and you should purchase the Index LASERS only if you are willing and able to bear the loss of your entire investment.

     If the ending value of the Nasdaq-100 Index is less than the starting value of the Nasdaq-100 Index and the value of the Nasdaq-100 Index on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the closing of trading on any index business day) is more than
          (approximately 75% to 80% of the starting value of the Nasdaq-100 Index), the payment you receive at maturity will equal your initial investment.

     The trustee under the senior debt indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as amended from time to time. A copy of the senior debt indenture under which The Bank of New York serves as trustee has been filed with the SEC as an exhibit to the Registration

Statement of which the accompanying prospectus forms a part and is hereby incorporated by reference as part of the Registration Statement. Section numbers in The Bank of New York senior debt indenture take the form "1.01", "2.01" and so forth, rather than "101", "201" and so forth. Section references in the accompanying prospectus should be read accordingly.

     Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Index LASERS and of the senior debt indenture under which the Index LASERS will be issued.

INTEREST

     We will not make any periodic payments of interest or any other payments on the Index LASERS until maturity. At maturity, in addition to your initial principal, you will receive an index return amount as described below.

REDEMPTION AT THE OPTION OF THE HOLDER; DEFEASANCE

     The Index LASERS are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under "Description of Debt
Securities -- Defeasance".

PAYMENT AT MATURITY

     The Index LASERS will mature on        , 2004. At maturity, you will
receive for each Index LASERS a maturity payment equal to the sum of the initial principal amount of $10 per Index LASERS plus the index return amount, which may be positive, zero or negative.

INDEX RETURN AMOUNT

     The index return amount will be based on the index return of the Nasdaq-100 Index. The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                    ----------------------------------------
                                 Starting Value

provided that the index return cannot be greater than a cap of approximately 5% to 6%. The cap will be determined on the date the Index LASERS are priced for initial sale to the public.

     How the index return amount will be calculated depends on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

                 $10 * Upside Participation Rate * Index Return

       The upside participation rate is expected to be approximately 500% to 600%. The upside participation rate will be determined on the date the Index LASERS are priced for initial sale to the public. Because the index return is capped at approximately 5% to 6%, the index return amount cannot exceed approximately $2.50 to $3.60 and the maturity payment cannot exceed approximately $12.50 to $13.60 per Index LASERS.

     - IF THE INDEX RETURN IS NEGATIVE and

      - the value of the Nasdaq-100 Index on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is less
        than or equal to          (approximately 75% to 80% of the starting
        value of the Nasdaq-100 Index), then the index return amount will equal the product of:

                $10 * Downside Participation Rate * Index Return

        In this case, the index return amount will be negative and the maturity payment will be less than the $10 principal amount per Index LASERS. The downside participation rate is expected to be approximately 200%. The downside participation rate will be determined on the date the Index LASERS are priced for initial sale to the public.

        Because the downside participation rate is expected to be approximately 200%, the maturity payment you receive will be zero if the ending value of the Nasdaq-100 Index is less than or equal to approximately 50% of its starting value. Because of the downside participation rate, an investment in the Index LASERS should be viewed as speculative and you should purchase the Index LASERS only if you are willing and able to bear the loss of your entire investment.

      - the value of the Nasdaq-100 Index on any index business day after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity (whether intra-day or at the close of trading on any index business day) is not
        less than or equal to           (approximately 75% to 80% of the
        starting value of the Nasdaq-100 Index), then the index return amount will be zero and the maturity payment will be $10 per Index LASERS.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Nasdaq-100 Index over the term of the Index LASERS), the index return amount will be zero and the maturity payment will be the $10 principal amount per Index LASERS.

     The starting value will equal the closing value of the Nasdaq-100 Index on the date the Index LASERS are priced for initial sale to the public. We will disclose the starting value to you in the final prospectus supplement delivered to you in connection with the sale of the Index LASERS.

     The ending value will be the closing value of the Nasdaq-100 Index on the third index business day before the maturity date.

     If no value (including a closing value) of the Nasdaq-100 Index is available on any date of determination because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the value of the Nasdaq-100 Index will be the arithmetic mean, as determined by the calculation agent, of the value of the Nasdaq-100 Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Nasdaq-100 Index by the calculation agent in the event no such value is available may be deferred by the calculation agent for up to two consecutive index business days on which a market disruption event is occurring.

     An index business day means a day, as determined by the calculation agent, on which the Nasdaq-100 Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Nasdaq-100 Index on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing value of the Nasdaq-100 Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Index LASERS, absent manifest error.

     A market disruption event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Nasdaq-100 Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Nasdaq-100 Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Nasdaq-100 Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Nasdaq-100 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Nasdaq-100 Index will be based on a comparison of the portion of the value of the Nasdaq-100 Index attributable to that security relative to the overall value of the Nasdaq-100 Index, in each case immediately before that suspension or limitation.

MATURITY PAYMENT -- HYPOTHETICAL EXAMPLES

     Because the return on the Index LASERS is dependent on the ending value of the Nasdaq-100 Index, and because the ending value of the Nasdaq-100 Index could be a number of different values, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity.

     The table below shows hypothetical maturity payments on the Index LASERS for a range of ending values of the Nasdaq-100 Index. The table assumes that the starting value of the Nasdaq-100 Index is 1200, that the appreciation cap is 5%, that the upside participation rate is 500%, that the downside participation rate is 200% and that, in the case of a negative index return, whether holders will receive $10 at maturity or $10 plus an index return amount based on the negative index return depends on whether the value of the Nasdaq-100 Index decreases by 20% or more from its starting value at any time during the term of the Index LASERS. The percentage change of the Nasdaq-100 Index does not include any dividends paid on the stocks underlying the index.

                                  INDEX VALUE DID NOT DECREASE    INDEX VALUE DECREASED BY 20%
                                       BY 20% AT ANY TIME              OR MORE AT ANY TIME
                PERCENTAGE        -----------------------------   -----------------------------
                 CHANGE OF                          MATURITY                        MATURITY
 ENDING          THE INDEX         RETURN ON      PAYMENT PER      RETURN ON      PAYMENT PER
VALUE OF    FROM STARTING VALUE    THE INDEX         INDEX         THE INDEX         INDEX
THE INDEX     TO ENDING VALUE        LASERS          LASERS          LASERS          LASERS
---------   -------------------   ------------   --------------   ------------   --------------
   600            -50.00%               N/A            N/A          -100.00%          0.00
   660            -45.00%               N/A            N/A           -90.00%          1.00
   720            -40.00%               N/A            N/A           -80.00%          2.00
   780            -35.00%               N/A            N/A           -70.00%          3.00
   840            -30.00%               N/A            N/A           -60.00%          4.00
   900            -25.00%               N/A            N/A           -50.00%          5.00
   960            -20.00%               N/A            N/A           -40.00%          6.00
  1020            -15.00%             0.00%          10.00           -30.00%          7.00
  1080            -10.00%             0.00%          10.00           -20.00%          8.00
  1140             -5.00%             0.00%          10.00           -10.00%          9.00
  1200              0.00%             0.00%          10.00             0.00%         10.00
  1206              0.50%             2.50%          10.25             2.50%         10.25
  1212              1.00%             5.00%          10.50             5.00%         10.50
  1218              1.50%             7.50%          10.75             7.50%         10.75
  1224              2.00%            10.00%          11.00            10.00%         11.00
  1230              2.50%            12.50%          11.25            12.50%         11.25
  1236              3.00%            15.00%          11.50            15.00%         11.50
  1242              3.50%            17.50%          11.75            17.50%         11.75
  1248              4.00%            20.00%          12.00            20.00%         12.00
  1254              4.50%            22.50%          12.25            22.50%         12.25
  1260              5.00%            25.00%          12.50            25.00%         12.50
  1320             10.00%            25.00%          12.50            25.00%         12.50
  1380             15.00%            25.00%          12.50            25.00%         12.50
  1440             20.00%            25.00%          12.50            25.00%         12.50
  1500             25.00%            25.00%          12.50            25.00%         12.50
  1560             30.00%            25.00%          12.50            25.00%         12.50
  1620             35.00%            25.00%          12.50            25.00%         12.50
  1680             40.00%            25.00%          12.50            25.00%         12.50
  1740             45.00%            25.00%          12.50            25.00%         12.50
  1800             50.00%            25.00%          12.50            25.00%         12.50

     The examples are for purposes of illustration only. The actual index return amount will depend on the starting value and the actual ending value determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the Nasdaq-100 Index are included in this prospectus supplement under "Description of the Nasdaq-100 Index -- Historical Data on the Nasdaq-100 Index."

DISCONTINUANCE OF NASDAQ-100 INDEX

     If Nasdaq discontinues publication of the Nasdaq-100 Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Nasdaq-100 Index, then the value of the index will be determined by reference to the value of that index, which we refer to as a "successor index."

     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Index LASERS.

     If Nasdaq discontinues publication of the Nasdaq-100 Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the index, the value to be substituted for the Nasdaq-100 Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Nasdaq-100 Index prior to any such discontinuance.

     If Nasdaq discontinues publication of the Nasdaq-100 Index prior to the determination of the index return amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the index return amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Nasdaq-100 Index. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation), and arrange for information with respect to those values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Nasdaq-100 Index may adversely affect trading in the Index LASERS.

     If a successor index is selected or the calculation agent calculates a value as a substitute for the Nasdaq-100 Index as described above, the successor index or value will be substituted for the Nasdaq-100 Index for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Nasdaq-100 Index may adversely affect the value of the Index LASERS.

     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Index LASERS, absent manifest error.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Nasdaq-100 Index or a successor index is changed in any material respect, or if the Nasdaq-100 Index or a successor index is in any other way modified so that the value of the Nasdaq-100 Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Nasdaq-100 Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Nasdaq-100 Index or the successor index. Accordingly, if the method of calculating the Nasdaq-100 Index or the successor index is modified so that the value of the Nasdaq-100 Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Nasdaq-100 Index), then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified (e.g., as if the split had not occurred).

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying prospectus) with respect to any Index LASERS shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Index LASERS will be determined by the calculation agent and will equal, for each Index LASERS, the maturity payment, calculated as though the maturity of the Index LASERS were the date of early repayment. See
"-- Payment at Maturity" above. If a bankruptcy proceeding is commenced in respect of Citigroup Global Markets Holdings, the beneficial owner of Index LASERS will not be permitted to make a claim for unmatured interest and therefore, under Section 502(b)(2) of Title 11 of the United States Code, the claim of the beneficial owner of Index LASERS will be capped at the maturity payment, calculated as though the maturity date of the Index LASERS were the date of the commencement of the proceeding, plus an additional amount of
interest accrued on the principal amount of the Index LASERS at      % up to the
date of the commencement of the proceeding.

     In case of default in payment at maturity of the Index LASERS, the Index LASERS shall bear interest, payable upon demand of the beneficial owners of the Index LASERS in accordance with the terms of the Index LASERS, from and after the maturity date through the date when payment of the unpaid amount has been
made or duly provided for, at the rate of      % per annum on the unpaid amount
due.

BOOK-ENTRY SYSTEM

     Upon issuance, all Index LASERS will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Index LASERS in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Index LASERS through the accounts that each of these systems maintains as a participant in DTC.

     A description of DTC's procedures with respect to the Global Securities is set forth in the accompanying prospectus under "Book-Entry Procedures and Settlement". DTC has confirmed to Citigroup Global Markets Holdings, Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Index LASERS will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Global Markets Holdings in same-day funds so long as the Index LASERS are maintained in book-entry form.

CALCULATION AGENT

     The calculation agent for the Index LASERS will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the Index LASERS. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the Index LASERS, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Index LASERS. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

                      DESCRIPTION OF THE NASDAQ-100 INDEX

GENERAL

     The Nasdaq-100 Index is a modified capitalization-weighted index of 100 of the largest and most actively traded stocks of non-financial companies listed on the Nasdaq National Market tier of The Nasdaq Stock Market. The Nasdaq-100 Index was first published in January 1985 and includes companies across a variety of major industry groups. As of May 31, 2003, the major industry groups covered in the Nasdaq-100 Index (listed according to their respective capitalization in the Nasdaq-100 Index) were as follows: computer and office equipment (29.26%), computer software/services (27.72%), telecommunications (13.23%), biotechnology (11.69%), retail/wholesale trade (7.78%), health care (4.22%), services (3.14%), manufacturing (1.97%) and transportation (0.99%). The identity and capitalization weightings of the five largest companies represented in the Nasdaq-100 Index as of May 31, 2003 were as follows: Microsoft Corporation (9.79%), Intel Corporation (5.16%), Cisco Systems, Inc. (4.47%), Amgen Inc. (4.21%) and QUALCOMM Incorporated (3.45%). Current information regarding the market value of the Nasdaq-100 Index is available from The Nasdaq Stock Market, Inc. as well as numerous market information services.

     The Nasdaq-100 Index share weights of the component securities, or underlying stocks (the "Underlying Stocks"), of the Nasdaq-100 Index at any time are based upon the total shares outstanding in each of the 100 securities in the Nasdaq-100 Index and are additionally subject, in certain cases, to rebalancing to ensure that the relative weighting of the Underlying Stocks continues to meet minimum pre-established requirements for a diversified portfolio. Accordingly, each Underlying Stock's influence on the value of the Nasdaq-100 Index is directly proportional to the value of its Nasdaq-100 Index share weight. At any moment in time, the value of the Nasdaq-100 Index equals the aggregate value of the then current Nasdaq-100 Index share weights of each of the component 100 Underlying Stocks multiplied by each such security's respective last sale price on The Nasdaq Stock Market, and divided by a scaling factor (the "divisor") which becomes the basis for the reported Nasdaq-100 Index value. The divisor serves the purpose of scaling such aggregate value (otherwise in the trillions) to a lower order of magnitude which is more desirable for Nasdaq-100 Index reporting purposes.

     THE NASDAQ-100 INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INDEX RETURN ON THE INDEX LASERS WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

COMPUTATION OF THE NASDAQ-100 INDEX

  UNDERLYING STOCK ELIGIBILITY CRITERIA AND ANNUAL RANKING REVIEW

     To be eligible for inclusion in the Nasdaq-100 Index, a security must be traded on the Nasdaq National Market tier of The Nasdaq Stock Market and meet the following criteria:

          (1) the security must be of a non-financial company;

          (2) only one class of security per issuer is allowed;

          (3) the security may not be issued by an issuer currently in bankruptcy proceedings;

          (4) the security must have average daily trading volume of at least 200,000 shares per day;

          (5) the security must have "seasoned" on The Nasdaq Stock Market or another recognized market (generally, a company is considered to be seasoned by Nasdaq if it has been listed on a market for at least two years; in the case of spin-offs, the operating history of the spin-off will be considered);

          (6) if a security would otherwise qualify to be in the top 25.0% of the issuers included in the Nasdaq-100 Index by market capitalization for the six prior consecutive month ends, then a one year "seasoning" criteria would apply;

          (7) if the security is of a foreign issuer, the company must have listed options or be eligible for listed options trading;

          (8) the issuer of the security may not have entered into a definitive agreement or other arrangement which would result in the security no longer being index eligible within the next six months; and

          (9) the issuer of the security may not have annual audited financial statements with an audit opinion which the auditor or the issuer has indicated cannot be currently relied upon.

     These Nasdaq-100 Index eligibility criteria may be revised from time to time by the National Association of Securities Dealers, Inc. In addition, to be eligible for continued inclusion a security must meet additional criteria.

     The Underlying Stocks are evaluated annually as follows (such evaluation is referred to herein as the "Annual Ranking Review"). Securities listed on The Nasdaq Stock Market which meet the above eligibility criteria are ranked by market value. Index-eligible securities which are already in the Nasdaq-100 Index and which are in the top 150 eligible securities (based on market value) are retained in the Nasdaq-100 Index provided that such security was ranked in the top 100 eligible securities as of the previous year's annual review. Securities not meeting such criteria are replaced. The replacement securities chosen are those Nasdaq-100 Index-eligible securities not currently in the Nasdaq-100 Index which have the largest market capitalization. The list of annual additions and deletions is publicly announced via a press release in the early part of December. Replacements are made effective after the close of trading on the third Friday in December. Moreover, if at any time during the year an Underlying Stock is no longer traded on The Nasdaq Stock Market, or is otherwise determined by Nasdaq to become ineligible for continued inclusion in the Nasdaq-100 Index, the security will be replaced with the largest market capitalization security not currently in the Nasdaq-100 Index and meeting the Nasdaq-100 Index eligibility criteria listed above.

     In addition to the Annual Ranking Review, the securities in the Nasdaq-100 Index are monitored every day by Nasdaq with respect to changes in total shares outstanding arising from secondary offerings, stock repurchases, conversions, or other corporate actions. Nasdaq has adopted the following quarterly scheduled weight adjustment procedures with respect to such changes. If the change in total shares outstanding arising from such corporate action is greater than or equal to 5.0%, such change is ordinarily made to the Nasdaq-100 Index on the evening prior to the effective date of such corporate action. Otherwise, if the change in total shares outstanding is less than 5.0%, then all such changes are accumulated and made effective at one time on a quarterly basis after the close of trading on the third Friday in each of March, June, September, and December. In either case, the Nasdaq-100 Index share weights for such Underlying Stocks are adjusted by the same percentage amount by which the total shares outstanding have changed in such Underlying Stocks.

     Ordinarily, whenever there is a change in Nasdaq-100 Index share weights or a change in a component security included in the Nasdaq-100 Index, Nasdaq adjusts the divisor to assure that there is no discontinuity in the value of the Nasdaq-100 Index which might otherwise be caused by any such change.

  REBALANCING OF THE NASDAQ-100 INDEX

     Effective after the close of trading on December 18, 1998, the Nasdaq-100 Index has been calculated under a "modified capitalization-weighted" methodology, which is a hybrid between equal weighting and conventional capitalization weighting. This methodology is expected to: (1) retain in general the economic attributes of capitalization weighting; (2) promote portfolio weight diversification (thereby limiting domination of the Nasdaq-100 Index by a few large stocks); (3) reduce Nasdaq-100 Index performance distortion by preserving the capitalization ranking of companies; and (4) reduce market impact on the smallest Underlying Stocks from necessary weight rebalancings.

     Under the methodology employed, on a quarterly basis coinciding with Nasdaq's quarterly scheduled weight adjustment procedures, the Underlying Stocks are categorized as either "Large Stocks" or "Small Stocks" depending on whether their current percentage weights (after taking into account such scheduled weight adjustments due to stock repurchases, secondary offerings, or other corporate actions) are greater than, or less than or equal to, the average percentage weight in the Nasdaq-100 Index (i.e., as a 100-stock index, the average percentage weight in the Nasdaq-100 Index is 1.0%). Such quarterly examination will result in a Nasdaq-100 Index rebalancing if either one or both of the following two weight distribution requirements are not met: (1) the current weight of the single largest market capitalization Underlying Stock must be less than or equal to 24.0% and (2) the "collective weight" of those Underlying Stocks whose individual current weights are in excess of 4.5%, when added together, must be less than or equal to 48.0%.

     If either one or both of these weight distribution requirements are not met upon quarterly review, a weight rebalancing will be performed in accordance with the following plan. First, relating to weight distribution requirement (1) above, if the current weight of the single largest Underlying Stock exceeds 24.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the adjusted weight of the single largest Underlying Stock to be set to 20.0%. Second, relating to weight distribution requirement
(2) above, for those Underlying Stocks whose individual current weights or adjusted weights in accordance with the preceding step are in excess of 4.5%, if their "collective weight" exceeds 48.0%, then the weights of all Large Stocks will be scaled down proportionately towards 1.0% by enough for the "collective weight," so adjusted, to be set to 40.0%.

     The aggregate weight reduction among the Large Stocks resulting from either or both of the above rescalings will then be distributed to the Small Stocks in the following iterative manner. In the first iteration, the weight of the largest Small Stock will be scaled upwards by a factor which sets it equal to the average Nasdaq-100 Index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by the same factor reduced in relation to each stock's relative ranking among the Small Stocks such that the smaller the Underlying Stock in the ranking, the less the scale-up of its weight. This is intended to reduce the market impact of the weight rebalancing on the smallest component securities in the Nasdaq-100 Index.

     In the second iteration, the weight of the second largest Small Stock, already adjusted in the first iteration, will be scaled upwards by a factor which sets it equal to the average index weight of 1.0%. The weights of each of the smaller remaining Small Stocks will be scaled up by this same factor reduced in relation to each stock's relative ranking among the Small Stocks such that, once again, the smaller the stock in the ranking, the less the scale-up of its weight.

     Additional iterations will be performed until the accumulated increase in weight among the Small Stocks exactly equals the aggregate weight reduction among the Large Stocks from rebalancing in accordance with weight distribution requirement (1) above and/or weight distribution requirement (2) above.

     Then, to complete the rebalancing procedure, once the final percent weights of each Nasdaq-100 Index Security are set, the Nasdaq-100 Index share weights will be determined anew based upon the last sale prices and aggregate capitalization of the Nasdaq-100 Index at the close of trading on the Thursday in the week immediately preceding the week of the third Friday in March, June, September, and December. Changes to the Nasdaq-100 Index share weights will be made effective after the close of trading on the third Friday in March, June, September, and December and an adjustment to the Nasdaq-100 Index divisor will be made to ensure continuity of the Nasdaq-100 Index.

HISTORICAL DATA ON THE NASDAQ-100 INDEX

     The following table sets forth the value of the Nasdaq-100 Index at the end of each month in the period from January 1998 through June 2003. These historical data on the Nasdaq-100 Index are not necessarily indicative of the future performance of the Nasdaq-100 Index or what the value of the Index LASERS may be. Any historical upward or downward trend in the value of the Nasdaq-100 Index during any period set forth below is not an indication that the Nasdaq-100 Index is more or less likely to increase or decrease at any time during the term of the Index LASERS.

                                       1998      1999      2000      2001      2002      2003
                                      -------   -------   -------   -------   -------   -------
January.............................  1071.13   2127.19   3570.05   2593.00   1550.17    983.05
February............................  1194.13   1925.28   4266.94   1908.32   1359.22   1009.74
March...............................  1220.66   2106.39   4397.84   1573.25   1452.81   1018.66
April...............................  1248.12   2136.39   3773.18   1855.15   1277.07   1106.06
May.................................  1192.07   2089.70   3324.08   1799.89   1208.34   1197.89
June................................  1337.34   2296.77   3763.79   1830.19   1051.41   1201.69
July................................  1377.26   2270.93   3609.35   1683.61    962.11
August..............................  1140.34   2396.87   4077.59   1469.70    942.38
September...........................  1345.48   2407.90   3570.61   1168.37    832.52
October.............................  1400.52   2637.44   3282.30   1364.78    989.54
November............................  1557.96   2966.71   2506.54   1596.05   1116.10
December............................  1836.01   3707.83   2341.70   1577.05    984.36

     The closing value of the Nasdaq-100 Index on July 25, 2003 was 1278.31.

HISTORICAL CLOSING VALUES

     The following graph illustrates the historical performance of the Nasdaq-100 Index based on the closing value thereof at the end of each month from June 1985 through June 2003. Past movements of the index are not necessarily indicative of future index values.
[PERFORMANCE GRAPH]

LICENSE AGREEMENT

     The Nasdaq Stock Market, Inc. and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc., in exchange for a fee, of the right to use indices owned and published by The Nasdaq Stock Market, Inc. in connection with certain securities, including the Index LASERS.

     The license agreement between The Nasdaq Stock Market, Inc. and Citigroup Global Markets Inc. provides that the following language must be stated in this prospectus supplement.

     The Index LASERS are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (The Nasdaq Stock Market, Inc., with its affiliates, is referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Index LASERS. The Corporations make no representation or warranty, express or implied to the owners of the Index LASERS or any member of the public regarding the advisability of investing in securities generally or in the Index LASERS particularly, or the ability of the Index to track general stock market performance. The Corporations' only relationship to Citigroup Global Markets Inc. and its affiliates (the "Licensee") is in the licensing of the Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to the Licensee or the Index LASERS. Nasdaq-100 has no obligation to take the needs of the Licensee or the owners of the Index LASERS into consideration in determining, composing or calculating the Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Index LASERS to be issued or in the determination or calculation of the equation by which the Index LASERS are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Index LASERS.

     Nasdaq-100(R), Nasdaq-100 Index(R), and Nasdaq(R) are trade or service marks of The Nasdaq Stock Market, Inc. and are licensed for use by the Licensee.

     THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATIONS OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE INDEX LASERS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WILL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

     All disclosures contained in this prospectus supplement regarding the Nasdaq-100 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by The Nasdaq Stock Market, Inc. Neither Citigroup Global Markets Inc. nor the trustee assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person") who is the beneficial owner of an Index LASERS (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the Index LASERS. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Index LASERS and who will hold the Index LASERS as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Index LASERS as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the Index LASERS or instruments similar to the Index LASERS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Index LASERS are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the Index LASERS and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE INDEX LASERS SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE INDEX LASERS, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     In purchasing an Index LASERS, each holder agrees with Citigroup Global Markets Holdings that Citigroup Global Markets Holdings and such holder intend to treat an Index LASERS for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Nasdaq-100 Index at maturity under which an amount equal to the purchase price of the Index LASERS is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Global Markets Holdings during the term of the Index LASERS, but instead will be commingled with Citigroup Global Markets Holdings' other assets and applied in a manner consistent with the "Use of Proceeds and Hedging" in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Index LASERS could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

     Under the characterization of the Index LASERS as cash-settled capped variable forward contracts, a holder's tax basis in an Index LASERS generally will equal the holder's cost for that Index LASERS. Upon the sale or other taxable disposition of an Index LASERS, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Index LASERS. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at the time of disposition.

     Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Global Markets Holdings and the U.S. Holder's tax basis in the Index LASERS at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Index LASERS for more than one year at maturity.

     Due to the absence of authority as to the proper characterization of the Index LASERS and the absence of any comparable Index LASERS or instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Index LASERS as cash-settled capped variable forward contracts and the tax treatment described above. In particular, because a holder will be entitled to a cash amount equal to or greater than the principal amount of such holder's Index LASERS unless (i) the Nasdaq-100 Index decreases by at least 20% to 25% from its starting value at any time after the date the Index LASERS are priced for initial sale to the public up to and including the third index business day before maturity and (ii) the index return is negative, the IRS could seek to analyze the federal income tax consequences of owning Index LASERS under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the interest actually paid on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder's tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

     The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Index LASERS provide economic returns that are indexed to the performance of the Nasdaq-100 Index, and offer no assurance that a holder's investment will be returned to the holder at maturity. Accordingly, Citigroup Global Markets Holdings believes that it is reasonable to treat the Index LASERS for U.S. federal income tax purposes, not as debt instruments, but as cash-settled capped variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Global Markets Holdings. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Index LASERS, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent Index LASERS issued by Citigroup Global Markets Holdings even though the holder will be entitled to no payments until the maturity of the Index LASERS. In addition, gain realized by a holder on the sale or other taxable disposition of an Index LASERS (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the Index LASERS has been held for more than one year).

     Even if the Contingent Payment Regulations do not apply to the Index LASERS, it is possible that the IRS could seek to characterize the Index LASERS in a manner that results in tax consequences different from those described above. Under alternative characterizations of the Index LASERS, it is possible, for example, that an Index LASERS could be treated as including a debt instrument and a forward contract or two or more options.

     Some or all of the net long-term capital gain arising from certain "constructive ownership" transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Index LASERS transaction. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey "substantially all" of the economic return on an underlying asset from the scope of "constructive ownership" transactions. This category may include the Index LASERS transaction. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

NON-UNITED STATES PERSONS

     In the case of a holder of the Index LASERS that is not a U.S. person, payments made with respect to the Index LASERS will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Index LASERS by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the Index LASERS may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

     The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated December 1, 1997, govern the sale and purchase of the Index LASERS. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Global Markets Holdings, and Citigroup Global Markets Holdings has agreed to sell to Citigroup
Global Markets Inc., $          principal amount of Index LASERS
(          Index LASERS).

     The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Index LASERS included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Index LASERS if it purchases any of the Index LASERS.

     Citigroup Global Markets Inc. proposes to offer some of the Index LASERS directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Index LASERS to certain dealers at
the public offering price less a concession not in excess of $     per Index
LASERS. Citigroup Global Markets Inc. may allow, and these dealers may reallow,
a concession not in excess of $     per Index LASERS on sales to certain other
dealers. If all of the Index LASERS are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and the other selling terms.

     Citigroup Global Markets Holdings has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Index LASERS, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Global Markets Holdings, in each case that are substantially similar to the Index LASERS or any security convertible into or exchangeable for the Index LASERS or substantially similar securities. Citigroup Global Markets Inc. may release any of the Index LASERS subject to this lock-up at any time without notice.

     The underwriting agreement provides that Citigroup Global Markets Holdings will indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933 relating to material misstatements and omissions.

     Prior to this offering, there has been no public market for the Index LASERS. Consequently, the initial public offering price for the Index LASERS was determined by negotiations among Citigroup Global Markets Holdings and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Index LASERS will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Index LASERS will develop and continue after this offering.

     Citigroup Global Markets Holdings will apply to have the Index LASERS quoted on the Nasdaq National Market under the symbol "LNDX," but we do not expect the Index LASERS to be approved for quotation on the Nasdaq National Market at the time the Index LASERS are issued.

     In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Index LASERS and the underlying stocks of the Nasdaq-100 Index in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Index LASERS in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Index LASERS or the underlying stocks of the Nasdaq-100 Index made for the purpose of preventing a decline in the market price of the Index LASERS or the underlying stocks of the Nasdaq-100 Index while the offering is in progress. These activities may cause the price of the Index LASERS to be higher than would otherwise be the case in the absence of these transactions. Citigroup Global Markets Inc. is not required to engage in any of these activities and may end any of these activities at any time.

     Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

     We estimate that our total expenses for this offering will be $          .

     This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Global Markets Holdings' broker-dealer subsidiaries or affiliates in connection with offers and sales of the Index LASERS (subject to obtaining any necessary approval of the Nasdaq National Market for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obligated to make a market in the Index LASERS and any may discontinue any market making at any time without notice, at its sole discretion.

                                 ERISA MATTERS

     Each purchaser of the Index LASERS or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Index LASERS through and including the date of disposition of such Index LASERS that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or (ii) any entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) any government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, "ERISA-Type Plans"); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), its purchase or acquisition, holding and subsequent disposition of the Index LASERS and the transactions contemplated hereby do not and will not constitute a prohibited transaction under Section 4975 of the Code.

                                 LEGAL MATTERS

     The validity of the Index LASERS and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Richard Ketchum, Esq. Mr. Ketchum, General Counsel of Citigroup Global Markets Holdings, beneficially owns or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary, Gottlieb, Steen and Hamilton, New York, New York. Cleary, Gottlieb, Steen & Hamilton has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the Index LASERS. Cleary, Gottlieb, Steen & Hamilton has from time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

You should only rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement is accurate as of any date other than the date on the front of the document.

                               TABLE OF CONTENTS

                                                             PAGE
                                                             ----
PROSPECTUS SUPPLEMENT

Summary                                                       S-2
Summary Information -- Q&A                                    S-3
Incorporation of Certain Documents by
  Reference                                                   S-8
Risk Factors Relating to the Index LASERS                     S-9
Description of the Index LASERS                              S-13
Description of the NASDAQ - 100 Index                        S-19
Certain United States Federal Income Tax
  Considerations                                             S-23
Underwriting                                                 S-26
ERISA Matters                                                S-27
Legal Matters                                                S-28

PROSPECTUS

Prospectus Summary                                              1
Forward-Looking Statements                                      6
Citigroup Global Markets Holdings Inc.                          7
Use of Proceeds and Hedging                                     8
Ratio of Earnings to Fixed Charges                              9
European Monetary Union                                        10
Description of Debt Securities                                 11
Description of Index Warrants                                  18
Book-Entry Procedures and Settlement                           21
Limitations on Issuances in Bearer Form                        22
Plan of Distribution                                           23
ERISA Matters                                                  26
Legal Matters                                                  26
Experts                                                        26

                            CITIGROUP GLOBAL MARKETS
                                  HOLDINGS INC.

                           INDEX LEVERAGED STOCKMARKET
                       RETURN SECURITIES (INDEX LASERS(SM))

                                   BASED UPON
                             THE NASDAQ-100 INDEX(R)
                              DUE          , 2004
                     ($10 PRINCIPAL AMOUNT PER INDEX LASERS)

                              PROSPECTUS SUPPLEMENT
                                     , 2003
                           (INCLUDING PROSPECTUS DATED
                                 JUNE 30, 2003)



                                (CITIGROUP LOGO)